FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd
                    (011) 972-2-589-2840

                    Bill Fletcher
                    President and CEO
                    Teva North America.
                    (215) 591-8800

                    Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA & LUNDBECK ANNOUNCE PHASE III TRIALS DID NOT DEMONSTRATE ETILEVODOPA SUPERIORITY OVER STANDARD LEVODOPA

Jerusalem, Israel, January 6, 2003 - Teva Pharmaceutical Industries Limited (NASDAQ: TEVA) and H. Lundbeck A/S (CSE: LUN.CO) announced today the results of two phase III clinical studies with an immediate release formulation of etilevodopa, a soluble prodrug of levodopa, in advanced Parkinson's Disease (PD) patients. Etilevodopa was found to be well tolerated and as effective as levodopa. On the primary endpoint, shortened the time to clinical effect, etilevodopa did not demonstrate statistically significant superiority over standard levodopa.

The studies - RAPID, conducted in North America, and RONDO, conducted in the EU – included over 700 advanced Parkinson's disease patients with motor fluctuations, who were treated for four months with either etilevodopa/carbidopa or continued treatment with standard levodopa/carbidopa.

Israel Makov, President and CEO of Teva said: "The results with etilevodopa are disappointing, however, Teva and Lundbeck will continue their joint research program in the field of Parkinson's Disease and we look forward to the successful completion of the clinical development of rasagiline in the next few months".

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies in the world. More than 80 percent of Teva's sales are in North America and Europe. The company develops, manufacturers and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2001, the Company's revenue was DKK 7.7 billion. The number of employees is approx. 4,800.

the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: January 06, 2003